

February 22, 2011

Via Email

Leonard N. Tarr
President
Tarcon Acquisitions I, Inc.
333 Earle Ovington Boulevard, Suite 608
Uniondale, New York 11553

> **Re:** **Tarcon Acquisitions I, Inc.**
> **Form 10**
> **Filed January 27, 2011**
> **File No. 000-54264**

Dear Mr. Tarr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that pursuant to section 12(g) of the Securities Exchange Act of 1934 your registration statement will automatically become effective 60 days after your filing date of January 27, 2011. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please revise your registration statement to contain the item numbers and captions of Form 10. Your current item numbers and captions are inaccurate. See General Instruction C(a) to Form 10, and Rule 12b-13 under the Securities Exchange Act of 1934.

Cover Page

3. Please revise your cover page to indicate by check mark whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See Form 10.

Item 1. Business, page 2

4. Please prominently disclose in the first paragraph on page 2 and in management's discussion and analysis or plan of operation on page 7 that your auditors have raised substantial doubt as to your ability to continue as a going concern.

5. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

6. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition. Please discuss any risks of acquiring non-reporting companies that have no audited financial statements.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 9

7. Please expand your involvement in certain legal proceedings disclosure on page 9 to encompass the past ten years. Your current disclosure only addresses the last five years. See Item 401(f) of Regulation S-K.

Item 6. Executive Compensation, page 10

8. Please revise the second sentence of the first paragraph on page 10 to remove the indication that you are registering a securities offering. As you are aware, this Form 10 serves to register a class of securities, but does not register the offer of those securities.

Item 7. Certain Relationships and Related Transactions, page 10

9. Please state the names of the promoters and include the other disclosure required by Item 404(c) of Regulation S-K.

Item 8. Description of Securities, page 10

10. Please revise the inaccurate reference to "Form 10-SB" in the third full paragraph of this section.

Part II

Item 1. Market for Common Equity and Related Stockholder Matters, page 11

11. We note that you disclose your number of record holders as of October 31, 2010, which is nearly three months prior to the date of filing your registration statement. Please update subparagraph (b) on page 11 to reflect your record holders as of the latest practicable date. See Item 201(b) of Regulation S-K.

12. Please revise subparagraph (c) on page 11 to remove the indication that you intend to develop a business. This statement contradicts your disclosure elsewhere that you are a blank check shell company that is pursuing a business combination.

Financial Statements

Report of Independent Public Accounting Firm, page 2

13. Please have your auditor revise its report to indicate the city and state where the report is issued. Refer to Rule 2-02(a) of Regulation S-X. Also, we note your auditor is identified as R. Rehani & Co.; however, we note the name of the firm as registered with the PCAOB is R. Rehani & Co. CPAs, P.C. Please provide an audit report that is signed using the exact name of the firm as registered with the PCAOB.

Statement of Cash Flows, page 6

14. Based on your disclosure in note 3 on page 8, we understand you issued five million shares of common stock for $500 in cash and a $2,500 receivable. As such, please tell us why you show cash flows from financing activities of $3,000, as opposed to disclosing $500 of cash flows from financing activities and $2,500 of non-cash financing activities. Please also tell us your basis for presenting the receivable related to the partially paid common stock as a cash equivalent on the balance sheet, as opposed to presenting the receivable as a reduction of stockholders' equity, similar to a subscription for common stock.

Part III

Signatures, page 14

15. We note that Mr. Tarr's signature is dated November 30, 2010, which precedes the date of the financial statements included in your filing. Please revise future filings to include signatures that are consistent with the date of your filing and the information contained within the filing.

16. Please ensure that the registrant's name is accurately reflected in the signature block. In this regard, we note that your signature block currently reads "TARCON ACQUISITIONS IINC."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Raymond S. Evans, Esq.
        Via Email